SHANGRI-LA ASIA LIMITED
(incorporated in Bermuda with limited liability)
香格里拉(亞洲)有限公司

[redacted]

08002661

RECEIVED
2008 MAY 19 A 9:49
OFFICE OF INTERNATIONAL CORPORATE FINANCE

15 May 2008

BY COURIER

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

SUPPL

Dear Sirs,

Re: Exemption File No. 82-5006
- Submission of documents required by Rule 12g3-2(b)

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, we enclose a copy of our Company's announcement which we released to The Stock Exchange of Hong Kong Limited ("HKSE") on 14 May 2008 for publication on the website of HKSE for your records.

Yours faithfully,
For and on behalf of
SHANGRI-LA ASIA LIMITED

Dora Chow
Assistant Company Secretary

Encl.

c.c. JP Morgan
- Mr. King Ho

PROCESSED
MAY 21 2008
THOMSON REUTERS

dw 5/20

E\vv\SL Asia\Connected Transaction\ltr_ADR.doc.1

SHANGRI-LA ASIA LIMITED

(Incorporated in Bermuda with limited liability)

香格里拉（亞洲）有限公司*

website: www.ir.shangri-la.com

(Stock Code: 00069)

CONNECTED TRANSACTIONS

The Directors announced that on 7 May 2008, the Parties entered into the Shareholders' Agreement relating to the JVCO pursuant to which SPI shall, through SGTHI, procure the JVCO, a wholly-owned subsidiary of SPI through SGTHI, prior to the entering into of the Shareholders' Agreement, to issue the SA Subscription Shares and the ALI Subscription Shares to SA Subsidiary and ALI respectively. Upon issue of the SA Subscription Shares and ALI Subscription Shares, the JVCO will be owned by SA Subsidiary, SPI through SGTHI, and ALI as to 40%, 40% and 20% respectively. The JVCO will become a joint venture company formed by SA Subsidiary, SPI through SGTHI, and ALI. The Parties entered into the Shareholders' Agreement to govern their rights and obligations in the JVCO.

Pursuant to the Land Purchase Contract, the JVCO has agreed to purchase a parcel of land within a development area known as the Bonifacio Global City located within Taguig, Metro Manila in the Philippines. The principal purpose and business of the JVCO shall be to purchase and own the Land, and to retain such ownership for the duration of the existence of the JVCO.

KHL is a substantial shareholder of SA, and thus a connected person of SA within the meaning of the Listing Rules. SPI is an associate of KPL, and KPL is in turn a subsidiary of KHL. Hence each of SPI and the JVCO (a wholly-owned subsidiary of SPI through SGTHI, immediately prior to the entering into of the Shareholders' Agreement) are connected persons of SA under the Listing Rules, by virtue of each of them being an associate of KHL. The SA Subscription, and the formation of joint venture among the Parties in respect of the JVCO pursuant to the Shareholders' Agreement constitute connected transactions of SA under Rule 14A.13 of the Listing Rules. Since each of the applicable percentage ratios for the SA Subscription and the formation of joint venture in the JVCO is less than 2.5% but exceeds 0.1%, the SA Subscription and the formation of joint venture among the Parties in the JVCO are subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules.

Details of the transactions contemplated under the Shareholders' Agreement will be included in the next published annual report and accounts of SA in accordance with the Listing Rules.

SHAREHOLDERS' AGREEMENT

Date : 7 May 2008

Parties : (i) SA Subsidiary, an indirect wholly-owned subsidiary of SA.

(ii) SPI, an associate of KHL, a substantial shareholder of SA.

(iii) ALI, to the best of the Directors' knowledge, information and belief having made all reasonable enquiry, ALI is not a connected person (as defined under the Listing Rules) of SA.

Pursuant to the Shareholders' Agreement,

(i) SA Subsidiary has agreed to subscribe for, and SPI has agreed to procure, through SGTHI, the JVCO to issue 5,000 common shares in the JVCO at a consideration of P100 par value per share in cash; and

(ii) ALI has agreed to subscribe for, and SPI has agreed to procure, through SGTHI, the JVCO to issue 2,500 common shares in the JVCO at a consideration of P100 par value per share in cash.

Prior to the issue of the SA Subscription Shares and the ALI Subscription Shares, the JVCO was a wholly-owned subsidiary of SPI through SGTHI. After issue of the SA Subscription Shares and the ALI Subscription Shares, the JVCO will be owned by SA Subsidiary, SPI through SGTHI, and ALI as to 40%, 40% and 20% respectively.

INFORMATION OF THE JVCO

The JVCO is a limited liability company incorporated on 13 December 2007 under the laws of the Philippines with an initial authorized capital stock of P2,000,000 divided into 20,000 common shares of P100 par value per share. Prior to the entering into of the Shareholders' Agreement, the JVCO is a wholly-owned subsidiary of SPI through SGTHI. The principal purpose and business of the JVCO shall be to purchase and own the Land, and to retain such ownership for the duration of the existence of the JVCO.

The Land

The maximum permissable GFA of the Land is approximately 160,000 sq.m. within a development area known as the Bonifacio Global City located within Taguig, Metro Manila in the Philippines. The Land is presently unoccupied. It is currently intended that a hotel and a residential building will be developed on the Land. The purchase price of the Land is P14,000 (approximately US$336 or HK$2,610 based on the prevailing exchange rates of US$1=P41.65 and HK$1=P5.365 on the actual payment date of the deposit of the Land) per sq.m. of permissible GFA, exclusive of value added tax and other incidental costs. A deposit of P224,000,000 (approximately US$5,378,000 or HK$41,752,000 based on the prevailing exchange rates of US$1=P41.65 and HK$1=P5.365 on the actual payment date of the deposit of the Land) was paid by the JVCO at signing of the Land Purchase Contract. The balance of the purchase price to be computed based on the actual allocated sq.m. GFA, plus the corresponding amount of value added tax and other incidental costs on the purchase of the Land by the JVCO, is approximately P2,397,500,000 (approximately US$56,700,000 or HK$441,041,000) and is expected to be paid upon fulfillment of certain conditions under the Land Purchase Contract. The maximum funding commitment of SA's 40% interest in the JVCO is approximately US$27,000,000 (whether equity, loan, financial assistance or otherwise) which is mainly for funding the purchase of the Land and the payment of miscellaneous expenses.

MAJOR TERMS OF THE SHAREHOLDERS' AGREEMENT

Purpose and business :	The purpose and the business of the JVCO shall be to purchase and own the Land, and to retain such ownership for the duration of the existence of the JVCO.
Share capital :	The initial authorized capital stock of the JVCO is P2,000,000 divided into 20,000 common shares at P100 par value per share. Upon issue of the SA Subscription Shares and the ALI Subscription Shares, the issued capital stock will become P1,250.000 divided into 12,500 common shares at P100 par value per share.
Funding :	The JVCO shall be initially financed by the contribution to the capital as aforesaid. Subsequent funding shall be determined and approved by the majority of shareholders of the JVCO from time to time with reference to, inter alia, the financing needs of the JVCO and shall be raised as far as practicable by :- (i) shareholders' loans according to the respective shareholding proportion in the JVCO of its shareholders; (ii) borrowing from banks and/or financial institutions and/or third parties as may be decided by the board of the JVCO; and (iii) issue of new shares or share equivalents which shall be implemented in accordance with the terms of the Shareholders' Agreement.
Board of directors :	The board of directors of the JVCO shall consist of five (5) directors, of whom two (2) of which shall be nominated by each of SA Subsidiary and SPI through SGTHI and one (1) of which shall be nominated by ALI. The chairman of the board of directors of the JVCO shall be nominated by SA Subsidiary and shall have a casting vote in case of equality of votes.
Dividend :	Dividends shall be declared and paid out of the unrestricted retained earnings which shall be payable in cash, property or stock to all shareholders of the JVCO on the basis of outstanding stock held by them.

REASONS FOR THE TRANSACTIONS

The purpose of the Shareholders' Agreement is to enable the Parties to form a joint venture for the acquisition and holding of the Land.

The Parties agreed to acquire and hold the Land jointly so as to enable the JVCO to optimize their investments and respective expertise because (a) both SPI and ALI are reputable Philippines corporations renowned in their respective industries and will perfectly complement to SA's own field of expertise; and (b) the Land is located at the Bonifacio Global City in Taguig, Metro Manila, which is a fast-rising commercial center equipped with modern infrastructure and strategic location in the Philippines and hence offers a very promising investment opportunity to the Group.

INFORMATION ABOUT SA SUBSIDIARY, SA, SPI AND ALI

The principal activity of SA Subsidiary is investment holding. The principal activities of the Group are the ownership and operation of hotels and associated properties and the provision of hotel management and related services. SA's subsidiaries are the registered proprietors of various trademarks and service marks in various countries, including the brand names "Shangri-La", "Traders", "Rasa", "Summer Palace" and "Shang Palace" and other related devices and logos.

The principal activity of each of SPI and ALI is real estate holding.

IMPLICATIONS UNDER THE LISTING RULES

KHL is a substantial shareholder of SA, and thus a connected person of SA within the meaning of the Listing Rules. SPI is an associate of KPL, and KPL is in turn a subsidiary of KHL. Hence each of SPI and the JVCO (a wholly-owned subsidiary of SPI through SGTHI immediately prior to the entering into of the Shareholders' Agreement) are connected persons of SA under the Listing Rules, by virtue of each of them being an associate of KHL. The SA Subscription, and the formation of joint venture among the Parties in respect of the JVCO pursuant to the Shareholders' Agreement constitute connected transactions of SA under Rule 14A.13 of the Listing Rules. Since each of the applicable percentage ratios for the SA Subscription and the formation of joint venture in the JVCO is less than 2.5% but exceeds 0.1%, the SA Subscription and the formation of joint venture among the Parties in the JVCO are subject to the reporting and announcement requirements set out in Rules 14A.45 and 14A.47 of the Listing Rules.

Details of the transaction contemplated under the Shareholders' Agreement will be included in the next published annual report and accounts of SA in accordance with the Listing Rules.

The Directors, including the independent non-executive Directors, believe that the terms of the Shareholders' Agreement are on normal commercial terms, which are arrived at after arm's length negotiations between the Parties and are fair and reasonable, and in the interests of SA and its shareholders as a whole.

DEFINITIONS

"ALI"	Alphaland Corporation, a company incorporated under the laws of the Philippines;
"ALI Subscription Shares"	2,500 common shares at P100.00 par value per share of the JVCO;
"associate"	has the meaning ascribed to it in the Listing Rules;
"connected person"	has the meaning ascribed to it in the Listing Rules;
"Directors"	directors of SA;
"GFA"	gross floor area;
"Group"	SA and its subsidiaries;
"Hong Kong"	Hong Kong Special Administrative Region of the People's Republic of China;

"JVCO"	Shang Global City Properties, Inc., a company incorporated on 13 December 2007 under the laws of the Philippines;
"KHL"	Kerry Holdings Limited, a company incorporated in Hong Kong and a substantial shareholder of SA under the Listing Rules;
"KPL"	Kerry Properties Limited, an exempt company incorporated in Bermuda with limited liability, the shares of which are listed on the Main Board of the Stock Exchange;
"Land"	a parcel of land within the development known as the Bonifacio Global City in Taguig, Metro Manila, the Philippines;
"Land Purchase Contract"	the contract to sell dated 18 December 2007 entered into between Fort Bonifacio Development Corporation as seller and the JVCO as purchaser in relation to the sale and purchase of the Land;
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange;
"P"	Peso, the lawful currency in the Philippines;
"Parties"	collectively, SA Subsidiary, SPI and ALI and the expression "Party" shall mean any one of them;
"SA"	Shangri-La Asia Limited, an exempted company incorporated in Bermuda with limited liability, the shares of which are primarily listed on the Main Board of the Stock Exchange with secondary listing on SGX;
"SA Subsidiary"	Oceans Growth Limited, a company incorporated under the laws of the British Virgin Islands and an indirect wholly-owned subsidiary of SA;
"SA Subscription"	the subscription of the SA Subscription Shares by SA Subsidiary pursuant to the terms of the Shareholders' Agreement;
"SA Subscription Shares"	5,000 common shares at P100.00 par value per share of the JVCO;
"SGTHI"	Shang Global City Holdings, Inc., a company incorporated under the laws of the Philippines, a wholly-owned subsidiary of SPI;
"SGX"	Singapore Exchange Securities Trading Limited;
"Shareholders' Agreement"	the Shareholders' Agreement dated 7 May 2008 entered into by the Parties relating to the JVCO;
"SPI"	Shang Properties, Inc., a corporation incorporated under the laws of the Philippines;

"sq.m."	square metre;
"Stock Exchange"	The Stock Exchange of Hong Kong Limited;
"US$"	United States Dollars, the lawful currency of the United States of America; and
"%"	per cent.

Unless stated otherwise, amounts denominated in P in this announcement have been converted into US$ and HK$ at the rates of US$1 = P42.315 and HK$1 = P5.436 for illustration purposes.

By Order of the Board
Shangri-La Asia Limited
Kuok Khoon Ean
Chairman

Hong Kong, 14 May 2008

As at the date of this announcement, the Board of Directors of SA comprises Mr. Kuok Khoon Ean, Mr. Kuok Khoon Loong, Edward, Mr. Lui Man Shing, Mr. Giovanni Angelini and Mr. Ng Si Fong, Alan as Executive Directors; Madam Kuok Oon Kwong, Mr. Ho Kian Guan, Mr. Lee Yong Sun, Mr. Roberto V. Ongpin and Mr. Ho Kian Hock (alternate to Mr. Ho Kian Guan) as Non-Executive Directors; and Mr. Alexander Reid Hamilton, Mr. Wong Kai Man, Mr. Timothy David Dattels and Mr. Michael Wing-Nin Chiu as Independent Non-Executive Directors.

* *For identification purpose only*

END